News Release

Burcon Announces Fiscal 2022 Results and Reviews Operations

Vancouver, British Columbia, June 27, 2022 -- Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, reported results for the fiscal year ended March 31, 2022.

"Fiscal 2022 was a year in which we saw the successful commercialization of Burcon's pea and canola protein technologies, establishing our joint venture and licensee, Merit Functional Foods, as the world's first and only commercial producer of food-grade canola protein ingredients," said Peter H. Kappel, Burcon's interim CEO and Chairman of the board, adding, "Merit reached a significant milestone in 2021 announcing their facility is commercially ready to supply best-in-class pea and canola proteins to leading food and beverage customers.  We are pleased to see Merit fulfilling more and more customer orders as it continues to ramp up production.  During the year, our joint venture partner, Bunge Limited, invested an additional $4.95 million into Merit.  We continued to develop and expand our R&D pipeline, further advancing our partnership discussions to bring our other plant protein technologies to market."

Fiscal 2022 Operational Highlights

Burcon's primary focus during fiscal 2022 was to support Merit Foods to commission, fine-tune and optimize its state-of-the-art protein production facility.

During fiscal 2022, Burcon:

  recorded $171,000 in royalty revenues arising from protein sales from its licensee, Merit Functional Foods Corporation ("Merit"), with $77,000 recorded in Q4, a 73% quarter-over-quarter increase;
  supported Merit in completing the commissioning of its first-of-its-kind pea protein and canola protein production facility;
  advanced the due diligence process and negotiations with a number of potential strategic partners on opportunities to commercialize Burcon's innovative plant-based protein technologies;
  filed five additional US patent applications covering technologies for the production of sunflower seed protein and pulse protein ingredients;
  expanded patent portfolio by 23 issued patents including two additional US patent grant covering technologies for the production of pulse, soy, canola and oilseed protein ingredients;
  obtained a listing on The NASDAQ Capital Market;
  announced the appointment of Peter H. Kappel as chairman of Burcon's board of directors;

  announced that its founding CEO, Johann Tergesen, has stepped down, appoints chairman as interim CEO;
  announced the appointments of Jeanne McCaherty and Alfred Lau to Burcon's board of directors; and
  received a co-investment from Protein Industries Canada, providing funds to support the development of food-grade high purity protein ingredients from sunflower seeds.

During the year, Merit Foods:

  achieved total revenues of $6.3 million with an 84% quarter-over-quarter increase in total sales in Q4;
  received an additional $4.95 million equity investment from Bunge Limited, a joint venture partner in Merit;
  announced that its first-of-its-kind pea and canola protein production facility in Winnipeg, Manitoba is fully scaled and commissioned;
  achieved the production output threshold - as defined under the Amended and Restated License and Production Agreement with Burcon - for the Flex Production Facility to have attained commissioned status;
  received two further co-investments from Protein Industries Canada, providing funds to develop new plant-based products using Merit's pea and canola protein ingredients;
  achieved an AA score with the British Retail Consortium (BRCGS) Global Food Safety Certification, a leading global quality and food safety program; and
  continued to expand its sales pipeline through an aggressive sales outreach program.

Subsequent to the year-end, Burcon:

  received NASDAQ's letter regarding minimum bid price deficiency;
  provided a $3.16 million shareholder loan to Merit, as part of a $10 million funding which was contributed by Merit's shareholders in their proportionate shareholding; and
  announced the execution of a $10 million loan agreement with a major shareholder.

Management Commentary

Fiscal 2022 marked the beginning of Burcon as a revenue-generating company through the commercialization of its innovative pea and canola protein technologies.  During the year, Burcon's team at the Winnipeg Technical Centre focused on supporting Merit Foods' commissioning of its production facility.  Burcon was actively involved in working with Merit to implement process modifications and resolving commissioning challenges throughout 2021.  Amid pandemic-related delays and supply chain issues, Merit successfully commissioned phase 1 of its 94,000sqft state-of-the-art protein production facility, where it now produces and sells its premium pea and canola protein ingredients to leading food and beverage customers.

During fiscal 2022, Merit's protein sales increased each quarter, with the 4th quarter increasing 73% over the previous quarter.  Burcon believes that Merit is on track to continue to grow as Merit optimizes and ramps up its production.  We are encouraged by Merit's growing sales pipeline as Merit continues to work closely with many leading food and beverage customers to incorporate its unique proteins into innovative and taste-forward applications.  Merit's high purity pea and canola protein solutions are already incorporated or being developed into applications such as dairy alternatives, meat alternatives, plant-based protein bars, ready-to-mix protein powder and many other innovative in-demand consumer products.

During the year, our joint venture partner, Bunge Limited exercised its option under the Amended and Restated Unanimous Shareholders Agreement dated August 27, 2020, to invest an additional $4.95 million into Merit bringing Bunge's stake in Merit to 28.9%.  Merit, together with industry partners, received two co-investments from Protein Industries Canada, providing one-half of the total project costs for a $7.9 million project and a $7.6 million project, both of which will see Merit's best-in-class pea and canola protein ingredients formulated into new plant-based offerings.  The continued support from Protein Industries Canada is expected to help increase Merit's market penetration and accelerate the development of tasty and nutritious plant-based alternatives for the global food and beverage market.

In addition to supporting Merit's commissioning and optimization process, Burcon's technical team further advanced our pipeline of plant-based protein technologies.  Burcon entered into strategic discussions with potential joint venture partners interested in bringing Burcon's other innovative plant-based protein technologies to market.  Discussions and negotiations have been advancing throughout the year, with many due diligence items being completed by all parties.  Burcon's platform of protein technologies is distinct, scalable and expected to be able to produce ingredients with the potential to set new benchmarks in taste, purity and functionality.  Burcon and its potential partners share a similar vision where Burcon's technologies could offer the rapidly growing alternative protein market with a new category of differentiated protein solutions that appeal to the growing consumer base looking to incorporate more plant-based products into their diets.

During the year, Burcon expanded its intellectual property portfolio through the filing of five additional US patent applications covering technologies for the production of sunflower seed protein and pulse proteins.  Burcon continued to bolster its substantial intellectual property portfolio by adding an additional 23 patents, which included two additional US patent grants, to bring its year-to-date total to 327 patents, 72 of which are US patent grants.  The patent grants during the year cover novel processes for the extraction and purification of protein ingredients arising from pulse, soy, canola, and other oilseeds.

On May 25, 2021, Burcon announced that its shares began trading on The Nasdaq Capital Market.  Our dual listing, both on the TSX and Nasdaq, can help Burcon build long-term shareholder value and expand its shareholder base through increased awareness and improved trading liquidity.  Subsequent to year-end, Burcon announced that it had received a letter from Nasdaq regarding minimum bid price deficiency.  The Company has a compliance period of 180 calendar days, or until September 28, 2022, to regain compliance with Nasdaq's minimum bid price requirement.  Burcon is reviewing various options available in order to regain compliance with Nasdaq's listing rules.

With Merit's protein facility commissioned and ramping up, Johann Tergesen, after co-founding Burcon more than 23 years ago, stepped down as Burcon's president and CEO as of February 28, 2022.  We are sincerely grateful to Johann for his considerable contribution to the company all these years.  Burcon has engaged an executive search firm specializing in the food and agribusiness sectors, to assist in recruiting a new chief executive officer.  Burcon's board is continuing to work with the executive search firm to review the high calibre candidates brought forward and intends to select an individual best suited to leading Burcon in its next phase of development.

During the year, Burcon also announced the appointment of Peter H. Kappel as chairman of Burcon's board of directors and subsequent to Mr. Tergesen's departure, Mr. Kappel was appointed as interim CEO.  Mr. Kappel was appointed as a director of Burcon in January 2016 and has been instrumental in Burcon's development.  Burcon's board was further strengthened with the appointments of Jeanne McCaherty and Alfred Lau to its board of directors.  Ms. McCaherty brings a wealth of knowledge of the global food ingredients industry to the Burcon board and has immediately added value to Burcon's board and management team.  Mr. Lau brings extensive financial and business experience to Burcon's board.  We look forward to the continued support from Ms. McCaherty, Mr. Lau and the rest of the board.

In addition, Burcon announced that, in partnership with Pristine Gourmet, it had received a co-investment from Protein Industries Canada for a $1 million project to develop high-quality protein ingredients from sunflower seeds.  Leveraging Burcon's core protein extraction and purification technology platform, we are developing a scalable proprietary process to produce sunflower protein isolates using the pressed cake by-product from sunflower oil production.  Sunflower ingredients are widely accepted and regarded by consumers as a source of healthy nutrition free from GMO and allergens.

Subsequent to the year-end, Burcon was pleased to have announced that it has entered into a $10 million loan agreement with a major shareholder.  The loan is available in two $5 million tranches, first of which is now available to Burcon with a maturity date of July 1, 2024.  Second tranche will have maturity date that is 24 months from the closing date.  Drawn portions of the loan will bear an interest rate of 8% per annum, accrued monthly and payable on maturity date of applicable tranche.  Burcon will pay a 1% commitment fee on the undrawn amount of each tranche on the closing date of such tranche and on each annual anniversary of the closing date of such tranche.  If fully drawn, the non-dilutive financing is expected to provide Burcon with the cash resources sufficient to meet its funding requirements to February 2024.

In the coming year, Burcon's focus will be advancing the due diligence process with our potential strategic partners to commercialize our other plant-based protein technologies.  In addition, we will be pursuing collaboration opportunities to develop upcycled protein processes arising from under-utilized crops or by-products.  We highly anticipate that Burcon can execute its plan to fast-track the next commercial phase of its development and continue to create value for its shareholders.

Financial Results (in Canadian dollars)

During fiscal 2022, Burcon recorded Merit royalty revenues of $171,000.  Burcon recorded its first royalty revenue from Merit during the first quarter of fiscal 2022 and the royalty amounts have increased quarter-over-quarter during the year.  The nominal royalty amount recorded to-date reflects Merit's ongoing commissioning process through most of the fiscal year.  During fiscal 2021, Burcon recorded $9,000 in royalty revenues from ADM for CLARISOY®.  Also during fiscal 2021, Burcon recorded $250,000 in research income for the joint development agreement with Nestle.

Net loss totaled $10.3 million or $0.09 per basic and diluted share for fiscal 2022, as compared to a net loss of $618,000 or $0.01 per basic and diluted share in fiscal 2021.  The higher loss this year, as compared to last year's, includes non-cash items such as an increase of $1.9 million for our share of Merit's loss, a decrease of $5.4 million in dilution gain on the investment in Merit, as well as a reduction of $1.1 million of pea and canola costs that were capitalized.

Burcon recorded $4.3 million as its share of loss in Merit Foods for the year, as compared to $2.4 million in fiscal 2021.  During fiscal 2022, Merit recorded total sales of $6.3 million, including sales of commodity and co-products in addition to pea and canola protein sales.  Merit recorded a loss of $13.2 million for the year ended March 31, 2022, as compared to $6.8 million in fiscal 2021.  Merit Foods' loss reflects its stage of development as it continued to commission the flex production facility for most of fiscal 2022.  During the year, Bunge invested an additional $4.95 million in Merit, which reduced Burcon's ownership interest in Merit from 33.3% to 31.6%.  As a result, Burcon recorded a gain on dilution of the investment in Merit Foods of $961,000 during the year.  This compares to a dilution gain of $6.4 million recorded in fiscal 2021 when Bunge Limited initially invested into Merit.

Gross research and development expenses totaled $3.4 million for the year, as compared to $2.3 million in fiscal 2021.  About one-half of the increase in R&D expenses is due mainly to higher stock-based compensation expense, with the balance to salary increases, staff additions and an increase in amortization costs.  With Merit's flex production facility commissioned by December 31, 2021, Burcon ceased the capitalization of costs related to its pea and canola technology to deferred development costs and began amortization on January 1, 2022.

Gross intellectual property expenses increased from $1.9 million in fiscal 2021 to $2.0  million in fiscal 2022.  Burcon also ceased the capitalization of pea and canola intellectual property expenses and began amortization on January 1, 2022.

General and administrative expenses increased by $622,000, from $3.7 million in fiscal 2021 to $4.3 million in fiscal 2022.  The increase is due mainly to higher professional fees, investor relation expenses, and insurance costs related to the Nasdaq listing.

At March 31, 2022, cash balances totaled $7.0 million compared to $14.0 million at March 31, 2021. During fiscal 2022, Burcon received proceeds of $212,000 and $60,000 from the exercise of outstanding warrants and options, respectively.  Subsequent to the year-end, Burcon advanced $3.16 million as a shareholder loan to Merit to address Merit's liquidity requirements as it continues to ramp up production and sales.  Also subsequent to the year-end, Burcon entered into a secured loan agreement with its major shareholder of up to $10 million, that would be made available to Burcon in two $5 million tranches, with the first tranche currently available to Burcon.  If fully drawn, management believes it has sufficient resources to fund its expected level of operations and working capital requirements to February 2024.

Conference Call Details

Burcon will hold an investor conference call and webcast on Monday, June 27, 2022 at 5:00pm ET.

A link to the webcast of the conference call is available on Burcon's website under "Presentations" or directly here.  The webcast will also be archived for future playback.

Investors interested in participating in the live call can dial in using the details below:

Date: Monday June 27, 2022

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

Toll-free dial-in (North America): 1-855-327-6837

Dial-in (toll/international): 1-631-891-4304

Conference ID: 10019270

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to the execution of definitive documentation with respect to the Loan and drawdown of the Loan. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2022 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2022 and 2021
(in Canadian dollars)

	March 31,	March 31,
	2022	2021
	$	$
Assets
Current assets
Cash and cash equivalents	7,000,824	13,972,659
Restricted cash	122,707	-
Amounts receivable	200,342	338,715
Inventory	-	132,473
Prepaid expenses	291,621	154,757
	7,615,494	14,598,604

Property and equipment	859,386	1,005,760
Deferred development costs	6,217,153	4,463,748
Investment in and loan to Merit Functional Foods Corporation	13,402,774	16,401,703
Goodwill	1,254,930	1,254,930
	29,349,737	37,724,745

Liabilities
Current liabilities
Accounts payable and accrued liabilities	906,651	1,418,049
Lease liability	14,397	28,431
Deferred revenue	122,707	-
	1,043,755	1,446,480

Lease liability	58,742	5,266

	1,102,497	1,451,746

Shareholders' Equity
Capital stock	114,566,577	114,106,836
Contributed surplus	15,863,592	14,058,654
Options	7,041,049	6,490,537
Restricted share units	12,078	-
Warrants	-	594,621
Deficit	(109,236,056)	(98,977,649)

	28,247,240	36,272,999

	29,349,737	37,724,745

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years ended March 31, 2022 and 2021
(in Canadian dollars)

	2022	2021
	$	$
Revenue
Royalty income	171,471	8,646
Research income	-	250,000
	171,471	258,646

Expenses Research and development	1,845,599	414,005
Intellectual property	1,447,847	785,957
General and administrative	4,275,603	3,654,142
	7,569,049	4,854,104

Loss from operations	(7,397,578)	(4,595,458)

Interest and other income	434,496	446,765

Management fee income	114,435	342,469

Gain on dilution of investment in Merit Functional Foods Corporation	961,164	6,384,942

Share of loss in Merit Functional Foods Corporation	(4,294,789)	(2,421,459)

Interest and other expense	(72,527)	(770,404)

Foreign exchange loss	(3,608)	(4,347)

Loss and comprehensive loss for the year	(10,258,407)	(617,492)

Basic and diluted loss per share	(0.09)	(0.01)